Exhibit 23

Consent of Independent Registered Public Accounting Firm

Lender Processing Services, Inc. Group Plans Committee:

We consent to the incorporation by reference in the Registration Statement (No. 333-152177) on Form S-8 of Lender Processing Services, Inc. of our report dated June 29, 2011, with respect to the statements of net assets available for benefits of Lender Processing Services Inc. 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009, and the related supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan.

/s/ KPMG LLP

June 29, 2011
Jacksonville, Florida
Certified Public Accountants